Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2010 and DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars - except share data)

	March 31, 2010	December 31, 2009
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$323,551	$296,181
Restricted cash	6,141	6,818
Accounts receivable, net	17,078	12,661
Insurance claims	3,436	3,814
Due from related parties	6,869	5,359
Advances and other	8,440	6,158
Vessels held for sale	45,808	120,877
Inventories	12,046	13,014
Prepaid insurance and other	2,609	3,431
Current portion of financial instruments-Fair value	3,248	3,334

Total current assets	429,226	471,647

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	2,480	3,112
FIXED ASSETS
Advances for vessels under construction	88,498	49,213
Vessels	2,335,142	2,335,031
Accumulated depreciation	(346,641)	(325,066)

Vessels’ Net Book Value	1,988,501	2,009,965

Total fixed assets	2,076,999	2,059,178

DEFERRED CHARGES, net	13,624	14,783

Total assets	$2,523,329	$2,549,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$144,944	$172,668
Payables	28,832	29,223
Due to related parties	78	40
Dividend declared	11,394	—
Accrued liabilities	15,993	15,273
Accrued bank interest	5,769	6,079
Unearned revenue	7,373	11,265
Current portion of financial instruments -Fair value	34,272	29,683

Total current liabilities	248,655	264,231

LONG-TERM DEBT, net of current portion	1,306,440	1,329,906
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	40,134	41,256
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at March 31, 2010 and December 31, 2009.	37,671	37,671
Additional paid-in capital	267,098	266,706
Retained earnings	683,429	679,597

	988,198	983,974
Cost of treasury stock (94,500 and 754,706 shares)	2,237	17,863

	985,961	966,111
Accumulated other comprehensive loss	(60,550)	(57,731)
Noncontrolling interest	2,689	5,947

Total stockholders’ equity	928,100	914,327

Total liabilities and stockholders’ equity	$2,523,329	$2,549,720

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2010	2009
VOYAGE REVENUES:	$104,673	$126,311
EXPENSES:
Commissions	3,952	5,086
Voyage expenses	19,448	15,088
Charter hire expense	516	—
Vessel operating expenses	34,542	37,901
Depreciation	21,575	23,001
Amortization of deferred dry-docking costs	1,353	1,784
Management fees	3,348	3,274
General and administrative expenses	1,002	1,460
Stock compensation expense	426	46
Foreign currency (gains)	(188)	(199)
Gain on sale of vessels	(14,346)	—

Total expenses	71,628	87,441

Operating income	33,045	38,870

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(14,045)	(15,106)
Interest income	645	1,331
Other, net	12	108

Total other expenses, net	(13,388)	(13,667)

Net income	19,657	25,203
Less: Net income attributable to the noncontrolling interest	(203)	(751)

Net income attributable to Tsakos Energy Navigation Limited	$19,454	$24,452

Earnings per share attributable to Tsakos Energy Navigation Limited common shareholders:
Basic	$0.52	$0.66

Diluted	$0.52	$0.66

Weighted average number of shares outstanding:
Basic	37,439,531	37,048,134

Diluted	37,750,765	37,320,168

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Expressed in thousands of U.S. Dollars—except share and per share data)

							Accumulated
			Additional		Treasury Stock		Other	Tsakos Energy
	Comprehensive Income (Loss)	Common Stock	Paid-in Capital	Retained Earnings	Shares	Amount	Comprehensive Income (Loss)	Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2009		$37,671	$265,932	$693,511	526,700	(14,217)	$(72,239)	$910,658	$4,457	$915,115
Net income	25,203			24,452				24,452	751	25,203
- Purchase of Treasury stock (231,100 shares)					231,100	(3,846)		(3,846)		(3,846)
- Cash dividends declared ($0.85 per share)				(31,374)				(31,374)		(31,374)
- Fair value of financial instruments	3,565						3,565	3,565		3,565
- Amortization of restricted share units			46					46		46

Comprehensive income	$28,768

BALANCE, March 31, 2009		$37,671	$265,978	$686,589	757,800	(18,063)	$(68,674)	$903,501	$5,208	$908,709

BALANCE, January 1, 2010		$37,671	$266,706	$679,597	754,706	(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income	19,657			19,454				19,454	203	19,657
- Proceeds from Stock Issuance Program			(34)	(4,228)	(660,206)	15,626		11,364		11,364
- Cash dividends declared ($0.30 per share)				(11,394)				(11,394)		(11,394)
- Distribution from Subsidiary to Noncontrolling Interest Owners									(3,461)	(3,461)
- Fair value of financial instruments	(2,819)						(2,819)	(2,819)		(2,819)
- Amortization of restricted share units			426					426		426

Comprehensive income	$16,838

BALANCE, March 31, 2010		$37,671	$267,098	$683,429	94,500	(2,237)	$(60,550)	$925,411	$2,689	$928,100

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Expressed in thousands of U.S. Dollars)

	2010	2009
Cash Flows from Operating Activities:
Net income	$19,657	$25,203
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,575	23,001
Amortization of deferred dry-docking costs	1,353	1,784
Amortization of loan fees	288	206
Stock compensation expense	426	46
Change in fair value of derivative instruments	1,366	(2,071)
Gain on sale of vessels	(14,346)	—
Payments for dry-docking	(451)	—
(Increase) Decrease in:
Receivables	(7,831)	1,798
Inventories	968	(1,388)
Prepaid insurance and other	822	(1,252)
Increase (Decrease) in:
Payables	(353)	4,868
Accrued liabilities	410	(823)
Unearned revenue	(3,892)	(176)

Net Cash provided by Operating Activities	19,992	51,196

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(39,286)	(955)
Vessel acquisitions and/or improvements	(111)	(618)
Proceeds from sale of vessels	89,415	—

Net Cash provided by/ (used in) Investing Activities	50,018	(1,573)

Cash Flows from Financing Activities:
Financing costs	(65)	(38)
Payments of long-term debt	(51,190)	(21,290)
Increase in restricted cash	677	1,354
Purchase of treasury stock	—	(3,846)
Proceeds from stock issuance program, net	11,399	—
Distribution from subsidiary to noncontrolling interest owners	(3,461)	—

Net Cash used in Financing Activities	(42,640)	(23,820)

Net increase in cash and cash equivalents	27,370	25,803
Cash and cash equivalents at beginning of period	296,181	312,169

Cash and cash equivalents at end of period	$323,551	$337,972

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The consolidated balance sheet as of December 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

2.	(a) Recent Accounting Pronouncements:

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended March 31,
	2010	2009
Tsakos Shipping and Trading S.A. (commissions)	1,320	1,582
Tsakos Energy Management Limited (management fees)	3,255	3,181
Argosy Insurance Company Limited	2,444	2,143
AirMania Travel S.A.	121	140

Total expenses with related parties	7,140	7,046

Balances due from and to related parties are as follows:

	March 31, 2010	December 31, 2009
Due from related parties
Tsakos Shipping and Trading S.A.	5,357	2,681
Argosy Insurance Company Limited	1,512	2,678

Total due from related parties	6,869	5,359

Due to related parties
Tsakos Energy Management Limited	25	22
AirMania Travel S.A.	53	18

Total due to related parties	78	40

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. From January 1, 2009, monthly management fees for operating vessels were $23.7 per owned vessel and $17.5 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From January 1, 2010, monthly fees for operating vessels and for chartered-in vessels or for owned vessels chartered out on a bare-boat basis are $24.0 and $17.7 respectively.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at March 31, 2010 to pay the Management Company an amount of approximately $127,000 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties (continued)

Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at March 31, 2010, scheduled for future delivery, are:

Period/Year	Amount
April to December 2010	10,089
2011	13,391
2012	13,460
2013	13,479
2014	13,512
2015 to 2020	70,800

134,731

Management fees for vessels are separately reflected in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.7 per vessel in 2010 and $17.5 in 2009. These fees in total amounted to $212 and $210 during the three months ended March 31, 2010 and 2009, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company has appointed Tsakos Shipping to provide technical management to the Company’s vessels. Tsakos Shipping, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

The Management Company, at its own expense, pays technical management fees to Tsakos Shipping, and the Company bears and pays directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Tsakos Shipping also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2010, this commission was 1% of the sale price of a vessel.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties (continued)

Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

4.	Vessels

Acquisitions

There were no scheduled deliveries in the first quarter of 2010. The Company paid $39,286 for the four vessels which are under construction.

Sales

In the first quarter of 2010, the Company sold two vessels, the aframax Parthenon and the suezmax Decathlon realizing gains of $14,346 in total, which is separately reflected in the accompanying Consolidated Statements of Income.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
April to December 2010	146,326
2011	102,135
2012	30,056
2013	15,435
2014	437

Total	294,389

These amounts do not assume any off-hire.

Charter hire expense

The suezmax Nordic Passat was chartered by the Company from March 2, 2010. The total amount of hire charged to March 31, 2010 was $366. Estimated total payments between April 1 and June 4, 2010, the expected date of the expiration of the charter, are $813.

Another vessel was chartered from January 30, 2010 to February 9, 2010 at a cost of $150.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Deferred Charges

Deferred charges consisted of dry-docking and special survey costs, net of accumulated amortization, amounting to $9,876 at March 31, 2010 and $10,778 at December 31, 2009, and loan fees, net of accumulated amortization, amounting to $3,748 at March 31, 2010 and $4,005 at December 31, 2009. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long – Term Debt

Facility	March 31, 2010	December 31, 2009
(a) Credit Facilities	1,237,253	1,285,213
(b) Term Bank Loans	214,131	217,361

Total	1,451,384	1,502,574
Less – current portion	(144,944)	(172,668)

Long-term portion	1,306,440	1,329,906

(a)	Credit facilities

As at March 31, 2010, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at March 31, 2010 is $72,522 which includes $40,000 relating to the delivery of the aframax Sapporo Princess on April 14, 2010. Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2010, interest on these facilities ranged from 0.88% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2010 amounted to $214,131. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and July 2019. Interest rates on the outstanding loans as at March 31, 2010, are based on LIBOR plus a spread.

At March 31 2010, interest on these term bank loans ranged from 1.05% to 2.89%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2010	1.58%
Three months ended March 31, 2009	3.90%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship- owning subsidiaries.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.   Long –Term Debt (continued)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after March 31, 2010, including balloon payments totaling $666,275 due through July 2019, are as follows:

Period/Year	Amount
April to December 2010	121,569
2011	104,364
2012	104,364
2013	140,633
2014	103,120
2015	223,447
2016 and thereafter	653,887

1,451,384

7.	Interest and Finance Costs, net

	2010	2009
Interest expense	13,537	17,496
Less: Interest capitalized	(458)	(571)

Interest expense, net	13,079	16,925

Bunkers swap cash settlements	(732)	—
Amortization of loan fees	288	206
Bank charges	43	42

Sub-total	12,678	17,173

Amortization of deferred loss on undesignated cash flow hedge	34	—
Change in fair value of non-hedging financial instruments	1,333	(2,067)

Sub-total	1,367	(2,067)

Net total	14,045	15,106

As of March 31, 2010, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $906,531 on which it pays fixed rates averaging 4.80% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (see Note 12).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

As at March 31, 2010, and December 31, 2009 the Company held ten and eleven interest rate swap agreements respectively, in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of March 31, 2010 and December 31, 2009 in aggregate amounted to $62,486 (negative) and $59,063 (negative), respectively. As of March 24, 2010, the Company removed from designation as a cash flow hedge a part of one hedging interest rate swap. This interest rate swap is associated with a secured term loan facility for certain held-for-sale vessels. Under the terms of the facility, a vessel sale will permanently reduce the debt balance by an amount equivalent to the relevant fraction of the facility computed by taking the fair market value of the vessel sold divided by the fair market value of all the vessels secured under the facility. When an agreement to sell one of these vessels was reached on March 24, 2010, the hedge became ineffective and it was determined by management that the future cash flows associated with the repayment of the related financing of such vessel would be probable of not occurring. As such, the changes in fair value during the first quarter of 2010 on that ineffective part of $143 (positive) have been included directly in earnings for the period with the remaining change in fair value (for those vessels under the facility which were not sold) reflected directly in Accumulated other comprehensive loss in Stockholders’ Equity. In addition, the loss within Accumulated other comprehensive loss that was considered to be directly related to the portion of the loan to be prepaid on the sale of the vessel was immediately charged to income and amounted to $428. The remaining loss included in Accumulated other comprehensive loss related to the portion of the loan that will not be prepaid, and for which the associated future cash flows are deemed probable of occurring ($6,909 at March 24, 2010) will be amortized to income over the term of the financial instrument provided that the variable-rate interest obligations continue. The amount of such loss amortized during the three months ended March 31, 2010 was $34.

At March 31, 2010, the Company held two other interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first quarter of 2010 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $45 (negative).

During March and July 2009, and February 2010, the Company entered into six bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of March 31, 2010 was $5,728 (positive), and the changes in their fair values during the first quarter of 2010 amounting to $718 (negative) have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreement do not meet the hedging criteria.

8.	Stockholders’ Equity

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. The Company plans to sell its treasury stock before the issuance of new shares. In the three months ended March 31, 2010, the Company sold 660,206 treasury shares for net proceeds of $11,399. In December 2009, the Company sold 17,394 treasury shares for net proceeds of $258.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity (continued)

There were no movements under this plan during the three months ended March 31, 2010. The number of RSU’s granted and outstanding as at December 31, 2009 and as at March 31, 2010 was 399,500. Of these outstanding RSUs, 11,800 will vest on May 29, 2010, 55,000 will vest on June 30, 2010, 277,700 will vest on December 31, 2010, and 55,000 will vest on December 31, 2011.

Total compensation expense recognized in the three months ended March 31, 2010 and 2009 amounted to $426 and $46, respectively. As at March 31, 2010, the total compensation cost related to the non-vested RSUs not yet recognized was $1,094 ($1,484 at December 31, 2009) and the weighted average remaining contractual life of outstanding grants was 0.8 years.

In the first quarter of 2010, Accumulated other comprehensive loss increased with unrealized losses of $2,819 while in the first quarter of 2009 accumulated other comprehensive loss decreased with unrealized gains of $3,565, that resulted from the changes in the fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (See Note 8) using the treasury stock method.

	2010	2009
Net income available to common stockholders	$19,454	$24,452

Weighted average common shares outstanding	37,439,531	37,048,134

Dilutive effect of RSUs	311,234	272,034

Weighted average common shares – diluted	37,750,765	37,320,168

Basic earnings per common share	$0.52	$0.66

Diluted earnings per common share	$0.52	$0.66

For the three months ended March 31, 2010 and 2009, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

10.	Noncontrolling Interest in Subsidiary

An affiliate of Flota Petrolera Ecuatoriana (“Flopec”) owns 49% of Mare Success S.A., the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. Mare Success S.A. is fully consolidated in the accompanying financial statements. On January 22, 2010, Mare Success declared dividends of $7,064 to its shareholders, and on January 26, 2010, Mare Success paid the non-controlling interest $3,461.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Commitments and Contingencies

As at March 31, 2010, the Company had under construction two aframax and two suezmax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at March 31, 2010 was $178,323. Scheduled remaining payments as of March 31, 2010 were $118,123 in 2010 and $60,200 in 2011.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

12.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $80,319 as compared to its carrying amount of $91,622 (Note 6). The fair value of the investment equates to the amounts that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements and bunker swap agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2010, AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

the Company’s own data.

13.	Subsequent Events

(a)	On April 8, 2010, the panamax vessel Hesnes, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners resulting in a gain of approximately $91 and related debt of $6,048 repaid.

(b)	On April 9, 2010, the Company drew down $40.0 million on a 12-year term loan agreed in November 2009, relating to the delivery of the aframax Sapporo Princess which was delivered on April 14, 2010.

(c)	On May 17, 2010, the Company signed a new loan agreement for an amount of $39.0 million to partly finance the newbuilding aframax vessel Uraga Princess, scheduled for delivery on July 2, 2010.